Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general, further to the Announcement to the Market on September 29, 2016, that, on this date, through its subsidiary Itaú Unibanco S.A., after obtaining the required regulatory approvals and complying with the conditions precedent, it completed the purchase of the totality of the equity interest held by Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), corresponding to 40% of its total share capital, and becoming the holder of 100% of Itaú BMG Consignado’s total share capital, for the amount of R$1.46 billion.

Itaú Unibanco and BMG will maintain an association as provided for in a new commercial agreement executed on this date for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

The Company will maintain the leadership among private banks in this segment considering, in addition to its other payroll loan operations, the Itaú BMG Consignado portfolio, which on November 30, 2016 corresponded to approximately R$28.1 billion.

This transaction will not produce material results for Itaú Unibanco in 2016.

The Company emphasizes, through this transaction, its strategy to operate with assets of lower risk and attractive profitability, and its commitment with the quality of services provided to its clients and the creation of long-term value to its stockholders.

São Paulo, December 28, 2016.

MARCELO KOPPEL

Investors Relations Officer